Pintec Technology Holdings Limited

August 11, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Office of Technology

Mr. David Edgar – Senior Staff Accountant

Ms. Kathleen Collins – Accounting Branch Chief

Re:  Pintec Technology Holdings Ltd

Form 20-F for the Year Ended December 31, 2022

Filed May 15, 2023

File No. 001-38712

Dear Mr. Edgar and Ms. Collins:

This letter is being submitted by Pintec Technology Holdings Ltd (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated July 28, 2023 (the “Letter”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2022. The Company duly notes the Staff’s comments and confirms to reflect the revised disclosure in its next filing of annual report on the Form 20-F for the year ending December 31, 2023 (“20-F”) accordingly.

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Information Related to the VIE Structures, page 5

1.            We note your proposed revised disclosures in response to prior comment 3. Please further revise your statements of operations to present a revenue amount that excludes any income from the VIE, along with a separate line item for WFOE and Other Subsidiaries revenues from sources other than the VIE. Similar revisions should be made to operating expenses and service fees paid to VIEs. In addition, explain why the VIE column does not include a separate line item reflecting an expense for the services fees paid to the WFOE and Other Subsidiaries, or revise.

Response:

In response to the Staff’s comment, the existing disclosure in “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Information Related to the VIE Structures” will be revised as follows. The Company will also make additional revision to the line items of operating expenses, other income/(loss) and share of loss from subsidiaries to reclassify the asset impairment loss from operating expenses to other income/(loss) for VIE and Other Subsidiaries, in order to be consistent with the presentation of Consolidated Total in financial statements.

	For the year ended December 31, 2020
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	358,605	80,857	21,700	(6,001)	(76,897)	378,264
including service fee revenues from other subsidiaries	—	6,001	30,076	—	(6,001)	(30,076)	—
including service fee revenues from WFOEs	—	—	—	—	—	—	—
including service fee revenues from VIEs	—	—	46,802	19	—	(46,821)	—
Cost of revenues	—	(284,185)	(2,193)	(2,217)	19	2,802	(285,774)
including cost of revenues related to service fees paid to other subsidiaries	—	(19)	(585)	—	19	585	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(2,217)	—	2,217	—
Operating expenses	(27,665)	(201,177)	(98,827)	(53,576)	46,802	35,114	(299,329)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(46,802)	—	(30,076)	46,802	30,076	—
including service fees paid to VIEs	—	—	—	(5,038)	—	5,038	—
Loss from operations	(27,665)	(126,757)	(20,163)	(34,093)	40,820	(38,981)	(206,839)
Other (expenses)/income	(10,666)	(6,044)	(17,278)	9,796	30,892	(46,805)	(40,105)
Share of loss from VIEs	—	—	(183,395)	—	—	183,395	—
Share of loss from subsidiaries	(255,604)	—	—	(234,910)	—	~~255,604~~ 490,514	—
Loss before income taxes	(293,935)	(132,801)	 ~~(37,441)~~ (220,836)	~~(24,297)~~ (259,207)	71,712	~~169,818~~ 588,123	(246,944)
Income tax (expense)/benefit	—	(50,676)	—	1,480	—	—	(49,196)
Net loss	(293,935)	(183,477)	 ~~(37,441)~~ (220,836)	~~(24,297)~~ (257,727)	71,712	~~169,818~~ 588,123	(296,140)
Less: net loss attributable to non — controlling interests	—	(82)	—	(2,123)	—	—	(2,205)
Net loss attributable to Pintec’s shareholders	(293,935)	(183,395)	 ~~(37,441)~~ (220,836)	~~(24,297)~~ (255,604)	71,712	~~169,818~~ 588,123	(293,935)

	For the year ended December 31, 2021
				Other	VIE —	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	148,957	14,840	21,243	(1,074)	(10,726)	173,240
including service fee revenues from other subsidiaries	—	1,074	—	—	(1,074)	—	—
including service fee revenues from WFOEs	—	—	—	—	—	—	—
including service fee revenues from VIEs	—	—	8,800	1,926	—	(10,726)	—
Cost of revenues	—	(82,240)	(1,845)	(8,648)	3,069	(56)	(89,720)
including cost of revenues related to service fees paid to other subsidiaries	—	(3,069)	—	—	3,069	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	56	—	(56)	—
including cost of revenues related to service fees paid to VIEs	—	—	—	—	—	—	—
Operating expenses	(12,574)	(38,335)	(76,390)	(37,044)	8,800	686	(154,857)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(8,800)	—	—	8,800	—	—
including service fees paid to VIEs	—	—	—	(686)	—	686	—
Loss from operations	(12,574)	28,382	(63,395)	(24,449)	10,795	(10,096)	(71,337)
Other income/(expenses)	3,292	4,996	(2,976)	(25,234)	—	(10,689)	(30,611)
Share of loss from VIEs	—	—	31,413	—	—	(31,413)	—
Share of loss from subsidiaries	(92,322)	—	12	~~—~~ (44,824)	—	~~92,322~~ 137,134	—
(Loss)/income before income taxes	(101,604)	33,378	~~(66,371)~~ (34,946)	~~(49,683)~~ (94,507)	10,795	~~71,537~~ 84,936	(101,948)
Income tax expense	(125)	(3,456)	—	(3,415)	—	124	(6,872)
Net (loss)/income	(101,729)	29,922	~~(66,371)~~ (34,946)	~~(53,098)~~ (97,922)	10,795	~~71,661~~ 85,060	(108,820)
Less: net loss attributable to non — controlling interests	—	(1,491)	—	(5,600)	—	—	(7,091)
Net (loss)/income attributable to Pintec’s shareholders	(101,729)	31,413	~~(66,371)~~ (34,946)	~~(47,498)~~ (92,322)	10,795	~~71,661~~ 85,060	(101,729)

	For the year ended December 31, 2022
				Other	VIE —	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	60,436	12,221	21,500	(8,900)	(10,689)	74,568
including service fee revenues from other subsidiaries	—	8,900	454	—	(8,900)	(454)	—
including service fee revenues from WFOEs	—	—	—	—	—	—	—
including service fee revenues from VIEs	—	—	7,528	2,707	—	(10,235)	—
Cost of revenues	—	(57,517)	(1,060)	(15,660)	7,279	4,270	(62,688)
including cost of revenues related to service fees paid to other subsidiaries	—	(7,279)	—	—	7,279	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(4,270)	—	4,270	—
Operating expenses	(6,946)	~~(81,654)~~ (45,054)	(34,254)	~~(65,140)~~ (15,140)	7,528	~~87,054~~ 454	(93,412)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(7,528)	—	(454)	7,528	454	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from operations	(6,946)	~~(78,735)~~ (42,135)	(23,093)	~~(59,300)~~ (9,300)	5,907	~~80,635~~ (5,965)	(81,532)
Other income/(loss)	(8)	~~189~~ (36,411)	(2,343)	~~(20,767)~~ (70,767)	—	~~(89,574)~~ (2,974)	(112,503)
Share of loss from VIEs	—	—	(77,440)	—	—	77,440	—
Share of loss from subsidiaries	(183,229)	—	11	(106,455)	—	~~183,229~~ 289,673	—
Income (loss) before income taxes	(190,183)	(78,546)	~~(25,436)~~ (102,865)	~~(80,067)~~ (186,522)	5,907	~~174,290~~ 358,174	(194,035)
Income tax (expense) benefit	—	(1,968)	—	(7)	—	(547)	(2,522)
Net income (loss)	(190,183)	(80,514)	~~(25,436)~~ (102,865)	~~(80,074)~~ (186,529)	5,907	~~173,743~~ 357,627	(196,557)
Less: net loss attributable to non — controlling interests	—	(3,074)	—	(3,300)	—	—	(6,374)
Net income (loss) attributable to Pintec’s shareholders	(190,183)	(77,440)	~~(25,436)~~ (102,865)	~~(76,774)~~ (183,229)	5,907	~~173,743~~ 357,627	(190,183)

Item 4. Information on the Company

History and Development of the Company, page 69

2.	Please provide us with the following additional information as it relates to the proposed revised disclosures provided in your response to prior comment 4 and further revise your disclosures as necessary:

●	Explain further what is meant by “certain economic disputes.”

Response: We have had multiple communications with Mr. Jun Dong, and we understand and have received confirmation from Mr. Dong that his detention is not related to the Company, its business operations or his position in the Company. Mr. Dong has confirmed that the detention is solely related to the business disputes of a separate private company that he participated in China, in which certain customers alleged such company’s business operations involving activities violating local laws and regulations which Mr. Dong and that company have denied any wrongdoing as Mr. Dong has also explained to the local government authority that those are business disputes not violation of laws and regulations.

●	Tell us when the Chairman was initially detained by the PRC authorities and when he was released from detainment.

Response: Mr. Jun Dong was initially detained in August 2022 and was released from detainment in November 2022.

●	Describe what matters Mr. Xiaofeng Cui voted on in Mr. Jun Dong’s absence and what “other matters” Mr. Jun Dong was able to address and how.

Response: Mr. Jun Dong appointed Mr. Xiaofeng Cui to exercise his voting rights in his absence for the matters: (1) approval by resolutions of the Board of Directors of the Company (the “Board”) dated December 22, 2022 in regards of the issuance of the Company’s unaudited financial results for the six months ended June 30, 2022, and (2) approval of the resolutions of the Board dated December 27, 2022 in regards of the change of directors. Mr. Jun Dong did not address any other matters in his absence except for the aforementioned matters.

●	Explain the basis for your assertion that Mr. Jun Dong’s detainment has not caused, and will not result in, a material adverse impact on your business, results of operations or financial condition, particularly since you state that you have not received any updates from any PRC government authority or reliable resources or any inquiry or action from any government authority.

Response: As of the date of this response, the Company has not received any notice and inquiry from any Chinese government authorities that the Company is subject to or is a part of any investigation or administrative proceedings. We have had multiple communications with Mr. Jun Dong to understand the reason for his detainment and Mr. Dong has confirmed that the detention is solely related to the business disputes of a separate private company that he participated in China, in which certain customers alleged such company’s business operations involving activities violating local laws and regulations which Mr. Dong and that company have denied any wrongdoing. Mr. Dong has not been charged or indicted for any wrongdoings as of the date of this response. The Company is not a part or related to such detention other than Mr. Dong himself is a major shareholder, the Chairman and board member of the Company, and he is not an executive officer or employee of the Company and not involving the date-to-date operations of the Company. There is no material changes nor adverse impact of the ordinary operation and financial status of the Company that have occurred during Mr. Jun Dong’s detention and/or after his release.

Note 2. Summary of significant accounting policies

(s) Revenue recognition
Technical service fees, page F-20

3.            We note your response to prior comment 7. Please explain further to us how technical service fees are determined each month. In this regard, you refer to loan volume, receipts from borrowers, etc. used in determining such fees. Clarify whether the loan volume is based on loans closed during the month or the outstanding balance of loans with the Financial Partner during the month and tell us how that factored into your analysis. Also, explain how receipts factor into the service fee and what the reference to “etc.” includes.

●	Please explain further to us how technical service fees are determined each month. In this regard, you refer to loan volume, receipts from borrowers, etc. used in determining such fees.

Response: The total technical service fee is determined by a specific percentage of the loan volume that the Company referred to Financial Partner. The technical service fee is recognized during the loan period each month, based on loan volume and took into account of collections (or “receipt”) from borrowers including default or early repayment of the borrowers as adjusting factors in determining the actual technical service fee according to method agreed in contracts with Financial Partners. Technical service fees are reconciled by the Company with Financial Partner each month.

●	Clarify whether the loan volume is based on loans closed during the month or the outstanding balance of loans with the Financial Partner during the month

Response: The loan volume represents the principal amount of the borrowings that the Company referred to Financial Partner during the month.

●	Explain how receipts factor into the service fee

Response: Receipts represents collection of principal and interest from borrowers. In the case of early repayment of the borrowers, service fee related to corresponding borrowers would be adjusted.

●	How loan volume and receipts factor into the analysis

Response: As discussed above, the total technical service fee is determined by a specific percentage of loan volume that the Company referred to Financial Partner and would be adjusted in the case of default or early repayment of the borrowers. The amount would be determined when both the loan volume and the receipt from borrowers is reconciled and confirmed monthly by Financial Partner with the Company, which represents that the Financial Partner’s acknowledgement of the Company’s fulfillment of performance obligations and the Company has a right to invoice. Therefore, the Company applied the invoice practical expedient and recognizes revenue in the amount to which the Company has a right to invoice.

●	What the reference to "etc." includes

Response: It includes default in repayment of the loan from the borrowers that the Company referred to Financial Partner.

If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/Zexiong Huang
Zexiong Huang, Chief Executive Officer

Enclosures

cc: Jeffrey Li

FisherBroyles, LLP